UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ........X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Updated Agreement: Thalidomide Trust Beneficiaries (07 December 2016)	Announcement Change to Diageo Board Committee (08 December 2016)
Announcement Director/PDMR Shareholding (12 December 2016)

Diageo PLC – Updated Agreement: Thalidomide Trust Beneficiaries
Dated 07 December 2016

7 December 2016

Updated Diageo Agreement for Thalidomide Trust Beneficiaries

Diageo has announced that following a scheduled review of its financing of the UK Thalidomide Trust it has reached a new agreement with the Trustees of the Thalidomide Trust and the Thalidomide Trust's National Advisory Council, and Diageo's financial support of the Trust will increase by £45 million. Diageo is committed to the long term support of the Thalidomide Trust and its beneficiaries and this new agreement underlines that commitment.

Under this agreement Diageo has:
● Increased its financial support to the beneficiaries of the Thalidomide Trust through a one-off payment of £27 million to help them cover capital costs associated with their changing health needs.
● Improved the financial security of the Trust fund and ensured that the Trust's funding addresses changing investment returns and interest rates.
● Reiterated its commitment to the long-term support and appropriate care of all Thalidomide Trust beneficiaries, including the eight new beneficiaries accepted by the Trust between the previous Agreement in 2012 and September 2016.
● Provided funding to employ additional staff to support the beneficiaries with their ongoing and increasing health and well-being needs.

The net of tax charge to discontinued operations in the income statement in the six months ended 31 December 2016, including the additional elements of funding above and changes to the discount rate and inflation rate applied to the existing thalidomide provision, will be approximately £60 million.  Cash payments made to the UK Thalidomide Trust in the second half of F17 are expected to be approximately £40 million, including the scheduled annual payment made to the Trust by Diageo.

Dr Franz Humer, Chairman, Diageo commented:
"We have a long track record of working with, and supporting, the Thalidomide Trust in their efforts to ensure that long-term care and financial support for people injured by thalidomide is secure. This has always been important for Diageo and we remain committed to our ongoing relationship with the Thalidomide Trust."

ENDS
Enquiries:

Media relations:	Rebecca Perry	+44 (0)208 978 1665
	Kirsty King	+44 (0)20 8978 6855
global.press.office@diageo.com
Investor relations:	Andrew Ryan	+44 (0)20 8978 6504
investor.relations@diageo.com

Notes to editors

-              Diageo was formed in 1997 following a merger between Grand Metropolitan and Guinness.
-              Guinness acquired the Distillers group of companies in 1986. More than 25 years before this acquisition, from 1958 to 1961, subsidiaries of the Distillers group distributed thalidomide.
-              The Thalidomide Trust was established in 1973 as a charitable organisation which provides ongoing support to its beneficiaries.
-              The Thalidomide Trust offers a range of support services including health and wellbeing advice, peer support and specialist events. The Thalidomide Trust also gathers evidence of needs and undertakes focused research on issues affecting beneficiaries.

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.
About the Thalidomide Trust
The aim of the Thalidomide Trust is to provide relief and assistance for those people born damaged as a result of their mothers having taken the drug Thalidomide (formulated by Distillers Biochemicals Limited in the UK) during their pregnancy.
The Trust currently supports 465 individuals aged between 51 and 57 who, for the most part, have two or four damaged limbs. These are a most remarkable group of people many of whom have made outstanding achievements in their lives despite living with extreme levels of disability, which in some cases also include loss of hearing or sight.

Diageo PLC – Change to Diageo Board Committee
Dated 08 December 2016

08 December 2016
Change to Diageo Board Committee

Diageo announces the appointment of Alan Stewart as Chair of its Audit Committee, effective 1 January 2017.  This appointment was approved at a meeting of the Board of Directors on 6 December 2016.

Alan replaces Philip Scott, who is stepping down from the role but will remain on Diageo's Board of Directors and as a member of its Audit Committee.

Diageo Chairman Dr Franz Humer said:

"Alan's strong background in accountancy and financial management, together with his experience across retail, travel and banking, has provided immense benefit to the Diageo Board since his appointment over two years ago.  This experience will stand him in great stead in his new role.  I would like to thank Philip for serving as Chairman of the Audit Committee for these past nine years.  We will continue to benefit from his contributions as a valued member of the Committee."

ENDS

For further information

Media relations:	Bianca Agius	+44 (0) 208 978 1450
global.press.office@diageo.com

Investor relations:	Pier Falcione	+44 (0) 208 978 4838
investor.relations@diageo.com

About Alan Stewart
Alan is Chief Financial Officer of Tesco plc.  Prior to his appointment in September 2014, Alan served as Chief Financial Officer of Marks and Spencer plc for [four] years. He has also held senior management roles at AWAS, WH Smith plc and Thomas Cook.
Alan was appointed a Non-Executive Director of Diageo plc in September 2014.  He joined the Audit, the Nomination and the Remuneration Committees on appointment.
About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Director/PDMR Shareholding
Dated 12 December 2016
Diageo plc (the "Company")
Transaction notification
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. S MORIARTY 4. FB HUMER
b)	Position / status	1. CFO 2. MEMBER OF EXECUTIVE COMMITTEE 3. MEMBER OF EXECUTIVE COMMITTEE 4. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1, 2, & 3: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 4. PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £20.43	11
		2. £20.43	9
		3. £20.43	11
		4. £20.43	405
f)	Aggregated information	N/A
g)	Date of the transaction	12 DECEMBER 2016
h)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
537577033

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 January 2017	By: /s/Victoria Cooper
Name: Victoria Cooper
Title: Assistant Company Secretary